SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ROBOGROUP T.E.K. LTD.

(Translation of Registrant’s name into English)

13 Hamelacha Street, Afek Industrial Park, Rosh Ha’ayin, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        RoboGroup T.E.K. Ltd. (the “Registrant”) will hold its Annual General Meeting of Shareholders on Thursday September 22, 2005, at 10:00 a.m. (Israel time) at the Daniel Hotel, 60 Ramot Yam Street, Herzlia-Pituach, Israel. In connection with the meeting, on or about August 22, 2005, the Registrant mailed to shareholders a Notice of Annual General Meeting and Proxy Statement and a Proxy Card. Attached hereto as Exhibits 1, 2 and 3 are, respectively, the Notice of Annual General Meeting, the Proxy Statement and the Proxy Card.

                     This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. BY: /S/ Rafael Aravot —————————————— Rafael Aravot Chairman of the Board and CEO

Dated: August 23, 2004